STATEMENT OF FINANCIAL CONDITION

BTG Pactual US Capital, LLC
December 31, 2017
With Report of
Independent Registered Public Accounting Firm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTG Pactual US Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 57th Floor

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst&Young

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

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 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, Frederico Monnerat _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BTG Pactual US Capital, LLC _____ , as

of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

No Exceptions



Signature

AJA JAYNE RICHMOND
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6241256
Qualified in New York County
My Commission Expires May 16, 2019

CEO
_____
Title



Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2017

Table of Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

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Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
BTG Pactual US Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2009.
February 28, 2018

I

A member firm of Ernst & Young Global Limited

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2017
(In Thousands of US dollars)

Assets

Cash and cash equivalents	$46,141
Due from brokers, clearing organizations and others	99,987
Due from affiliates, net	4,476
Securities owned, at fair value	186
Other assets	226
Total assets	$151,016

Liabilities and member's equity

Accounts payable and accrued expenses	$14,092
Due to brokers, clearing organizations and others	10,460
Due to affiliates, net	3,887
Securities sold, but not yet purchased, at fair value	49
Total liabilities	28,488

Member's equity:	
Member's capital	162,311
Accumulated deficit	(39,783)
Total member's equity	122,528
Total liabilities and member's equity	$151,016

See notes to the statement of financial condition.

1. Organization

BTG Pactual US Capital, LLC (the "Company" or "BTG") is incorporated in Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer on December 14, 2009. The Company is also a registered introducing broker with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association (the NFA). The life of the Company is perpetual.

BTG has its main office in New York, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and proprietary U.S. securities through Citigroup Global Markets Limited. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual, to clear transactions in Brazil, and Citigroup Global Markets Limited or foreign affiliates to clear transactions in other Latin America countries. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Securities Exchange Act of 1934). BTG also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would utilize the services of a local broker-dealer to assist in settlement, which BTG is able to do itself through the facilities of its affiliates.

In addition to its brokerage activities, BTG also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory in mergers and acquisitions.

Because BTG does not hold customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles ("US GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues related to customers' securities and principal transactions are recorded on a trade date basis gross of expenses. Placement fees are recognized at the time placement is completed and the income is reasonably determinable. Fees in respect of placements for which the Company acts in an agent capacity for the Banco BTG Pactual S.A. - Cayman Branch, will be recognized net of revenue allocations stipulated in executed agency agreements. Commissions and related clearing expenses are recorded on a trade date basis. Referral fees are recognized at the time services are rendered and research services income are recognized when it is reasonably determinable. Revenues from merger and acquisition advisory fees are primarily received through retainer or success fees. Retainer fees are recognized on a straight-line basis over the term the services are performed. Success fees are recognized at the point in time when the underlying transaction is completed, the services have been performed and the fees are due from the client.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. This ASU will replace certain existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09 was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with—Customers (Topic 606) Deferral of Effective Date, which deferred the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The

2. Summary of Significant Accounting Policies (continued)

Company has adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance does not have a material impact on the Company's statement of financial condition.

Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits. Cash equivalents are primarily invested in money market funds. Fair value for cash invested in money market funds are based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy. As of December 31, 2017, the fair value of money market investments totaled $39,284.

Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

As of December 31, 2017, securities owned are comprised of exchange-traded equities, for which fair value is determined based on quoted prices in active markets for identical securities and thus classified as Level 1 and Level 2 within US GAAP's fair value hierarchy. During the year, there were no transfers between fair value hierarchy levels.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition. As of December 31, 2017, total securities short but not yet purchased are comprised of a Cayman Islands affiliate Hedge Fund, for which fair value is determined based on quoted prices in active markets for identical securities and thus classified as Level 2 within US GAAP's fair value hierarchy, and totaled $49.

Fair Value

The fair value of securities owned, and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models, as well as Net Asset Value for non-public investment funds.

2. Summary of Significant Accounting Policies (continued)

FASB Accounting Standard Codification ("ASC") 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of cash and cash equivalents, and securities owned/sold, but not yet repurchased, which are primarily classified as Level 1 and Level 2 within US GAAP's fair value hierarchy.

Foreign Currencies

The accounts are prepared in U.S. dollars, which is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions.

Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year-end exchange rate.

As of December 31, 2017, the Company's exposure to foreign currencies (primarily Brazilian Real, Euro, Great British Pound, Mexican Peso and Canadian Dollar) was as follows:

Assets:

Cash and cash equivalents	$ 65
Due from brokers, clearing organizations and others	137
Due from affiliates, net	513

Due from/to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations relating to open transactions. The amounts receivable and payable from clearing organizations relating to open transactions are reported on a net basis. The balance also includes payables to customers as it relates to customer fails to receive.

2. Summary of Significant Accounting Policies (continued)

At December 31, 2017, amounts receivable and payable to brokers, clearing organizations and others include:

	Receivables	Payables
Securities failed to deliver / receive	$3,097	$7,772
Customer failed to deliver / receive	7,007	2,332
Clearing organizations	89,308	356
Others	575	-
Total	$99,987	$10,460

Income Taxes

The Company is a single member LLC, disregarded as a separate entity for tax purposes. In accordance with ASC 740, Income Taxes, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the group members when those members issue separate statement of financial condition. As such, the current and deferred income tax expense or benefit presented in the statement of financial condition represent an allocation from BTG Pactual NY Corporation ("the Parent"), and the corresponding income tax payable (or receivable) is presented as a due to (or from) affiliates.

Under the allocation method applied by BTG, net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the disregarded entity when those tax attributes are realized (or realizable) by the Parent, even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

2. Summary of Significant Accounting Policies (continued)

In connection with the commissions earned on Brazilian stock trades and underwriting activities, the Company is subject to Brazilian withholding tax. As the withholding is considered a flat tax on such income, it represents a foreign tax expense that is recognized when the corresponding income is earned.

Income taxes are accounted for under FASB guidance, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the statement of financial condition.

Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. When applicable, the Parent accounts for interest and penalties as a component of income tax expense.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and the Commodity Futures Trading Commission pursuant to Regulation 1.17 which requires the maintenance of minimum net capital.

3. Regulatory Requirements (continued)

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. At December 31, 2017, the Company had net capital of $76,836, which was $76,586 in excess of the minimum net capital required.

The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association ("NFA"), which requires that the Company maintain minimum net capital, as defined, equal to or in excess of the greater of $45 ("NFA") or $250 ("SEC").

BTG clears and settles its US equity securities and certain other of its securities trades on a fully disclosed correspondent clearing basis with its clearing brokers, who have responsibility for recordkeeping and sending confirmations and statements to customers on behalf of the Company. BTG is not required under Rule 15c3-1 to record failed trades on its statement of financial condition or take capital charges for aged failed trades related to this activity. For this activity, BTG Pactual US operates pursuant to the Customer Protection Rule under SEC Rule 15c3-3(k)(2)(ii) by clearing all transactions on a fully disclosed basis through its clearing firm.

BTG is responsible for the clearing of a majority of its foreign securities trades with the assistance of its foreign affiliates under various chaperoning agreements consistent with Rule 15a-6. In accordance with the no-action letter dated April 9, 1997 interpreting SEC Rule 15a-6, clearance and settlement occurs through the direct transfer of funds and securities between the customer or its custodian and the foreign affiliates.

Because the trade is settled DVP/RVP no customer securities or funds are held by BTG. However, as required by Rule 15a-6(a)(3), BTG is obliged to take any capital charges incurred by such transactions.

As such, in the case of a failed trade, BTG records the contract value of the failed trade on its statement of financial condition and, in the case of aged failed trades, BTG takes an appropriate capital charge as per Rule 15c3-1(C)(2)(ix) – in the case of a fail to deliver – and 15c3-1(C)(2)(iv)(E) in the case of a fail to receive. For these activities, the Company is exempt from Rule 15c3-3 pursuant to Rule15c3-3(k)(2)(i).

4. Accounts Payable and Accrued Expenses

As of December 31, 2017, accounts payable and accrued expenses include:

Accrued compensation	$13,001
Other accruals	1,091
Total	$14,092

5. Income Taxes

The Tax Cuts and Jobs Act ("Act") was enacted on December 22, 2017. The income tax effects of changes in tax laws are recognized in the period when enacted. The Act provides for numerous significant tax law changes and modifications with varying effective dates, which include reducing the corporate income tax rate from 35% to 21% and allowing for immediate capital expensing of certain qualified property. We remeasured certain US deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. The act will have a de-minimis impact on the Company. We will be able to benefit from the immediate capital expensing, however we will have to reduce our meals and entertainment deduction. Additionally, the Company took a full valuation allowance against the US deferred assets and therefore would not receive any benefit from the remeasurement.

The SEC staff issued SAB 118 which will allow us to record provisional amounts during a measurement period which is similar to the measurement period used when accounting for business combinations. We will continue to assess the impact of the recently enacted tax law on our business and our statement of financial condition.

At December 31, 2017, the deferred tax asset allocated to the Company amounts to $4,372, consisting primarily of the bonus, deferred rent and a net operating loss. The Company took a full valuation allowance against the deferred tax asset. Therefore, no asset was recorded in the statement of financial condition. The Company has a total valuation allowance of $4,372.

As of December 31, 2017, the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

The Parent's income tax statute is open under the general three-year statute. The Parent is currently under IRS examination for the 2015 tax year. The Parent is being audited by New York State and New York City for the 2012 – 2014 tax years.

6. Concentration of Credit Risk

At December 31, 2017, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2017, 6% of cash and cash equivalents are deposited with JP Morgan Chase Bank N.A. -- NY, 14% with New York CITIBANK and 80% with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch.

In addition, receivables from clearing organizations are concentrated in a limited number of financial institutions. As of December 31, 2017, 75% of such receivables are from Pershing LLC, and 12% from Citigroup Global Markets Limited.

7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance.

Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Due to the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2017.

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2017
(In Thousands of US dollars)

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related party transactions included in the statement of financial condition as of December 31, 2016 are as follows:

Statement of Financial Condition

Cash and cash equivalents	Banco BTG Pactual S.A. - Cayman Branch	$36,524
Cash and cash equivalents	Banco BTG Pactual S.A	65
Cash and cash equivalents	BTG Pactual Chile y Bolsa de Comercio de Santiago	62
Due from affiliates, net:		
Income tax	BTG Pactual NY Corporation	2,397
Placement fees	Banco BTG Pactual S.A.	337
Syndicate expenses	Banco BTG Pactual S.A.	571
Commission receivable	BTG Pactual CTVM S.A.	176
Commission receivable	BTG Pactual Chile SPA	36
Commission receivable	BTG Pactual Casa de Bolsa, S.A de C.A.	9
Commission receivable	BTG Pactual Peru S.A. SAB	8
Referral fees	Banco BTG Pactual S.A. - Cayman Branch	44
Unsettled trades receivable	Banco BTG Pactual S.A. - Cayman Branch	878
Unsettled trades receivable	Banco BTG Pactual S.A.	1
Other		19
		$4,476
Due from brokers, clearing organizations and others		
Security fails to deliver	Banco BTG Pactual S.A. - Cayman Branch	3,097
Due to affiliates, net		
Expense sharing	BTG Pactual Asset Management US, LLC	(2,866)
Commission payable	BTG Pactual Europe LLP	(30)
Referral fees	BTG Pactual Europe LLP	(8)
Unsettled trades payable	Banco BTG Pactual S.A. - Cayman Branch	(878)
Underwriting fees	Banco BTG Pactual S.A. - Cayman Branch	(13)
Syndicate Expenses	Banco BTG Pactual S.A.	(51)
Other		(41)
		$(3,887)
Due to brokers, clearing organizations and others		
Security fails to receive	Banco BTG Pactual S.A. - Cayman Branch	(7,772)
Securities sold, but not yet purchased	BTG Pactual Balanced Fund	(49)

8. Related Party Transactions (continued)

On August 3, 2016, BTG Pactual Holding Internacional S.A. executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTG Pactual Holding Internacional S.A., unconditionally and irrevocably guarantees the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee has no expiry date.

9. Commitments and Contingent Liabilities

The Company is not involved in any material legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's statement of financial condition.

In the normal course of business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at December 31, 2017.

The Company entered into an office lease with 200 SOUTH BISCAYNE TIC I LLC and 200 SOUTH BISCAYNE TIC II LLC, as "Landlord", dated September 11, 2015 (the "Lease") with respect to the leased premises in the City of Miami, which expires in February 2023.

On May 15, 2017, all obligations and rights under the Lease were assigned to BTG Pactual Asset Management US, LLC ("Asset Management"), an affiliate of the Company. The Landlord granted its consent to the assignment on April 12, 2017.

BTG Pactual US Capital, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2017
(In Thousands of US dollars)

10. Subsequent Events

ASC 855, Subsequent Events, requires the disclosure of events occurring subsequent to the statement of financial condition date. The Company evaluated subsequent events through February 28, 2018 the issuance date of the statement of financial condition, and noted no subsequent events requiring disclosures or adjustments to the statement of financial condition taken as a whole.